Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael D. Mabry
mmabry@stradley.com
215-564-8011

June 27, 2018

Via EDGAR Correspondence

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re: Franklin Limited Duration Income Trust

Dear Ms. White:

This letter responds to your comments regarding the preliminary proxy statement ("Proxy Statement") filed for Franklin Limited Duration Income Trust (the "Fund") on June 8, 2018.  Our responses to your comments will be included in the definitive proxy statement to be filed for the Fund later this week.  Page numbers are from the EDGAR version of the Proxy Statement.  We have presented your comments in italics followed by our response.

1. Comment:  Please confirm supplementally that there is no information to be disclosed under Rule 405 of Form S-K, a required by Item 22(b)(11) of Schedule 14A.

Response: The Fund confirms that the Section 16(a) beneficial ownership requirements were met for the Fund's last fiscal year.

2. Comment: On  page 12 of the Proxy Statement, under "What is the required vote for Proposal 1," please disclose that a nominee only receive one vote to be elected.

Response: The Fund will add a sentence stating:  "A plurality vote means that the nominees with the most votes will be elected to the available seats.  If the number of nominees is the same as the number of available seats, it is likely that all nominees will be elected."  We believe that this is an accurate definition of a plurality voting standard.  The Fund respectfully declines to use the Staff's formulation because it may discourage shareholders from voting.

Philadelphia, PA • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Ms. Alison White
June 27, 2018

3. Comment: In the description of Sub-proposal 2c on page 15 of the Proxy Statement, describe any added risks for the Fund, if applicable.

Response: The following disclosure will be added to this section:

The change to the fundamental investment restriction regarding lending would permit investments in additional forms of debt instruments, including direct non‑corporate loans and other asset classes that may be broader or less liquid.  Lending may generally subject the Fund to: credit and default risk (i.e., the risk that the borrower may be unable to repay its loan, and that the Fund may be limited in its ability to recover any outstanding principal and interest under the loan); illiquidity risk (i.e., the risk that it may be difficult for the Fund to sell or assign the loan); interest rate risk (i.e., the risk that the value of the loan may decline if interest rates rise); and enforcement risk (i.e., the risk that the Fund may only be able to enforce its rights in the loan through an intermediary lender, and thus may assume the credit risk of both the lender and the borrower).  In addition, securities lending may involve risks of delay in recovery or loss of rights in collateral in the event of default or insolvency of the borrower.

4. Comment:  On page 17 of the Proxy Statement, please revise Sub-proposal 2g to comply with Instruction 8(2)(b) on Form N-2. The Fund's amended fundamental investment restriction regarding industry concentration must refer to the Fund's total assets rather than net assets.

Response: The requested revision has been made.

* * *
In submitting this correspondence, the Fund acknowledges that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the definitive proxy statement; (ii) Staff comments on the Proxy Statement, or changes to the Proxy Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me directly at 215.564.8011 or mmabry@stradley.com with any further questions or comments.

Very truly yours, /s/ Michael D. Mabry Michael D. Mabry